910 Louisiana Street Houston, Texas 77002 TEL +1.713.229.1234 FAX +1.713.229.1522 BakerBotts.com	AUSTIN BRUSSELS DALLAS DUBAI HOUSTON London	NEW YORK PALO ALTO RIYADH SAN FRANCISCO Singapore WASHINGTON

May 8, 2023

VIA EDGAR

Securities and Exchange Commission Division of Corporate Finance Office of Mergers and Acquisitions 100 F Street, N.E. Washington, D.C. 20549-3628 Attn: David Plattner, Special Counsel

Re:          RumbleOn, Inc.

PREC14A filed April 5, 2023

Filed by Mark Tkach et al.

File No. 001-38248

Dear Mr. Plattner:

Set forth below are the responses to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 17, 2023 (the “Comment Letter”) with respect to the above referenced preliminary proxy statement on Schedule 14A, which was filed with the Commission on April 5, 2023. For the Staff’s convenience, our responses correspond to the captions and numbering included in the Comment Letter and are prefaced by the exact text of the Staff’s comments in bold text. Unless otherwise noted, references to page numbers and sections in the below responses are to the revised version of the preliminary proxy statement on Schedule 14A that is being concurrently filed via EDGAR (the “Revised Preliminary Proxy Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Revised Preliminary Proxy Statement.

* * * * *

PREC14A filed April 5, 2023

General

1.	Comment: We note the following disclosure on page 2: “The Investor Group and the Company will each be using a universal proxy card for voting on the election of directors at the 2023 Annual Meeting, which will include the names of all nominees for election to the Board.” Please clarify here (and elsewhere where a similar statement appears), if true, that the Company's proxy card will include the names of the Investor Class II Nominees but not the other Investor Nominees.

Response: We respectfully direct the Staff to the proxy card included at the back of the Revised Preliminary Proxy Statement, which includes the name of each of the Investor Nominees. As all of the Investor Nominees for election are included on the Investor Group’s proxy card and, as such, all of the Investor Nominees will be included on the Company’s proxy card as required by Rule 14a-19(e)(1), we believe the disclosure on page 2 is accurate.

Securities and Exchange Commission	- 2 -	May 8, 2023

2.	Comment: We note the following disclosure on page 3: “IF YOU VOTE ON AT LEAST ONE NOMINEE BUT FEWER THAN TWO NOMINEES FOR PROPOSAL 1, YOUR SHARES WILL ONLY BE VOTED “FOR” THOSE NOMINEES YOU HAVE SO MARKED.” To avoid potentially confusing shareholders, please replace “those nominees” with "the nominee" or "that nominee," or advise. Please do the same on page 37 and on the proxy card.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 3 and 37 of the Revised Preliminary Proxy Statement and on the proxy card as requested.

3.	Comment: We note the following disclosure on page 3: “IF YOU VOTE “FOR” MORE THAN TWO NOMINEES FOR PROPOSAL 1 ON A WHITE UNIVERSAL PROXY CARD THAT YOU RETURN TO FIRST COAST RESULTS INC., INDEPENDENT TABULATOR ON BEHALF OF OKAPI PARTNERS LLC (“OKAPI”), YOUR SHARES WILL BE VOTED “FOR” THE INVESTOR CLASS II NOMINEES (OR THE ALTERNATE INVESTOR NOMINEE, AS APPLICABLE) AND TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEES.” We also note the similar statement regarding voting instruction forms in the subsequent paragraph. Please provide a detailed legal analysis supporting the validity of this approach both under the federal proxy rules, in particular Rule 14a-4(e), and under applicable state law. Alternatively, please amend the disclosure here (and similar disclosure elsewhere, including on the proxy card) to provide that an overvote on Proposal 1 will result in the votes on that proposal being invalid and not counted.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 3 and 37 of the Revised Preliminary Proxy Statement and on the proxy card to provide the alternative disclosure suggested by the Staff.

4.	Comment: We note the following disclosure on page 4: “In the event that any Primary Investor Nominee is unable (due to death, disability or otherwise) or hereafter becomes unwilling for any reason to serve as a director, the proxies named on the enclosed WHITE universal proxy card will be voted “FOR” Mark Tkach in place of such Primary Investor Nominee.” Please revise such disclosure (and similar disclosure throughout the proxy statement and on the proxy card) so as to ensure consistency with the limits of discretionary authority outlined in Rule 14a-4(c)(5), which states that you may use discretionary authority to vote for a substitute nominee if a named nominee is “unable to serve or for good cause will not serve.”

Response: In response to the Staff’s comment, we have revised the disclosure on pages 3, 15, 20, 21, 23, 24 and 49 of the Revised Preliminary Proxy Statement and on the proxy card as requested.

Securities and Exchange Commission	- 3 -	May 8, 2023

5.	Comment: We note the disclosure regarding the vote required for Proposals 5 and 6. Please expand the disclosure to clarify why two conflicting vote standards are disclosed, and please disclose whether the Participants have a view as to which vote standard legally applies.

Response: In response to the Staff's comment, we have revised the disclosure on pages 18, 19 and 40 of the Revised Preliminary Proxy Statement to include only the voting standard provided by Nevada Revised Statutes 78.335. We removed the voting standard provided by Section 3.4 of the Amended and Restated Bylaws of RumbleOn, Inc., dated as of October 8, 2021, because we understand that the former statutory standard is likely to be enforced under Nevada law.

Proposal 8: Election of Kyle Beaird, page 22

6.	Comment: We note the following disclosure: “Proposal 8 is conditioned, in part, upon Proposal 6. If none of the members of the Board are removed pursuant to Proposal 6 and/or there are no vacancies to fill other than as a result of Proposal 5, Kyle Beaird (or the Alternate Investor Nominee) cannot be elected pursuant to this Proposal 8.” Please expand the disclosure to explain clearly, if true, that as of the present, no director has filled the vacancy created by the resignation of Denmar Dixon, and therefore Mr. Beaird could be elected on the basis of Proposal 8 alone.

Response: In response to the Staff’s comment, we have expanded the disclosure on page 23 of the Revised Preliminary Proxy Statement to clarify the circumstances under which Mr. Beaird could or could not be elected on the basis of Proposal 8 alone.

Cost and Method of Solicitation, page 42

7.	Comment: We note the statement that proxies may be solicited by, among other means, telegraph. Please advise as to whether the reference to telegraph is accurate, or delete it.

Response: In response to the Staff’s comment, we have revised the disclosure on page 42 of the Revised Preliminary Proxy Statement to remove the reference to soliciting proxies by “telegraph.”

Securities and Exchange Commission	- 4 -	May 8, 2023

8.	Comment: Please clarify the following sentence, which appears to be missing words: “The Board, which will consist of two of six directors of the Board, if the Investor Class II Nominees are elected, or four of seven directors, if all of the Primary Investor Nominees are elected, would be required… .”

Response: In response to the Staff’s comment, we have clarified the sentence on page 42 of the Revised Preliminary Proxy Statement by deleting certain unnecessary disclosure.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (713) 229-1315.

Very truly yours,

/s/ Travis J. Wofford
Travis J. Wofford
cc:	William Coulter
Mark Tkach

Baker Botts L.L.P.
Jessica Pulliam